RG RESOURCE TECHNOLOGIES, INC.

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2021

RG RESOURCE TECHNOLOGIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2021

SHAVELL & COMPANY, P.A.
Certified Public Accountants and Consultants
7900 Glades Road, Suite 360, Boca Raton, FL 33434
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net • www.shavell.net

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
RG Resource Technologies, Inc.
Oxford, MI

We have reviewed the accompanying financial statements of RG Resource Technologies, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SHAVELL & COMPANY, P.A.
Certified Public Accountants and Consultants

Supplementary Information

The supplementary information included on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and related directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and don't express an opinion on such information.

Emphasis of Matter Regarding Going Concern

As discussed in Note 15, the Company has suffered a loss from operations and has a net stockholders' deficit. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 15. Our conclusion is not modified with respect to this matter.

Shavell & Company, P.A.

Boca Raton, Florida
March 31, 2022

RG RESOURCE TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS		
Cash	$	45,439
Accounts Receivable, Net		402
Employee Retention Credit Receivable		22,344
Inventory		179,955
Total Current Assets		248,140
PROPERTY AND EQUIPMENT, NET		6,908
INTANGIBLE, NET		151,530
DEPOSITS		5,389
	$	411,967

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES		
Account Payables and Accrued Expenses	$	16,515
Note Payable, Shareholder		580,000
Note Payable		1,866,016
Total Current Liabilities		2,462,531
STOCKHOLDERS' DEFICIT		
Common Stock - Par Value $0.001, 100,000 Shares Authorized,		
72,118 Shares Issued and Outstanding		72
Additional Paid-in Capital		6,646,895
Accumulated Deficit		(8,697,531)
		(2,050,564)
	$	411,967

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

	AMOUNT
SALES	$ 914
COST OF SALES	70,102
Gross Loss	(69,188)
GENERAL & ADMINISTRATIVE EXPENSES	711,075
Loss from Operations	(780,263)
OTHER INCOME (EXPENSE)	
Other Income	25,306
Employee Retention Credit	22,344
Interest Expense	(1,915)
Paycheck Protection Program Funding	64,907
Total Other Income (Expense)	110,642
Loss Before Income Taxes	(669,621)
PROVISION FOR INCOME TAXES	-
Net Loss	$ (669,621)

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2020	$ -	$ 6,475,550	$ (8,027,910)	$ (1,552,360)
Contributions	72	171,345	-	171,417
Net Loss	-	-	(669,621)	(669,621)
Balance, December 31, 2021	$ 72	$ 6,646,895	$ (8,697,531)	$ (2,050,564)

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (669,621)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Debt Cancellation	(24,000)
Depreciation and Amortization	17,937
Paycheck Protection Program Funding	(64,907)
Changes in Assets and Liabilities:	
(Increase) Decrease in:	
Accounts Receivable, Net	(402)
Inventory	(21,279)
Employee Retention Credit	(22,344)
Deposits	2,241
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	(7,023)
Net Cash Used in Operating Activities	(789,398)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Paycheck Protection Program	64,907
Note Payable, Shareholder	580,000
Contributions from Shareholders	171,417
Net Cash Provided by Financing Activities	816,324
Increase in Cash	21,945

Cash:

Beginning	23,494
Ending	$ 45,439

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:

Interest	$ 1,915

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Business Activity</u>

RG Resource Technologies, Inc. (the "Company") was incorporated in the State of Michigan in 2016. The Company manufactures and sells insulated solar panels that can simultaneously produce both electricity and heat.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

<u>Revenue and Cost Recognition</u>

The Company recognizes revenue upon delivery of its product, the customer takes possession of the product, title has passed, and collection is probable. Expenditures for maintenance and warranty repairs are expensed as incurred.

<u>Basis of Accounting</u>

The accounts are maintained and the financial statements have been prepared, using the accrual basis of accounting in accordance with Generally Accepted Accounting Practice ("GAAP").

<u>Cash</u>

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

<u>Advertising</u>

Costs of advertising are expensed as incurred and there was no expense incurred during the year ended December 31, 2021.

<u>Accounts Receivable, Net</u>

Accounts receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as income when received. There was no bad debt expense for the year ended December 31, 2021.

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Inventories</u>

Inventories are carried at the lower of cost (measured using the average cost method) or market.

<u>Property and Equipment, Net</u>

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for major renewal and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

<u>Impairment of Long-Lived Assets</u>

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factor considered by management in performing this assessment include current operating results, trends, and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment as of December 31, 2021.

<u>Intangible Assets, Net</u>

Intangible assets consist primarily of the costs of acquiring patents and are amortized using the straight-line method over fifteen years.

<u>Income Taxes</u>

GAAP under Accounting Standards Update ("ASU") 740-10 *Accounting for Uncertainty in Income Taxes*, prescribes a comprehensive model for how an organization should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the organization has taken or expects to take on its tax returns.

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

With the consent of the Company's stockholders, on March 15, 2021, the Company elected to revoke the S-Corporation status and converted to a C-Corporation under the provisions of the Internal Revenue Code ("IRC") effective January 1, 2021. Under the IRC, the Company is taxed for federal and state income purposes. There is no current provision for income taxes contained in the financial statements as a result of the C-Corporation loss. Deferred taxes are provided for the temporary timing differences arising from the differing revenue recognition and depreciation and amortization methods used for financial reporting and tax preparation (See Note 11).

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forward and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

GAAP requires a company to recognize the financial statement effect of a tax position when it is more likely than not (defined as a substantial likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination.

A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the more likely than not recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

If a tax position does not meet the more likely than not recognition threshold despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the financial statements and the Company is required to accrue potential interest and penalties until the uncertainty is resolved.

The Company's policy is to evaluate and review its tax positions on an ongoing basis to ensure compliance with the applicable provisions of the IRC.

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

Research and development costs are charged to operations when incurred and are including in general and administrative expenses. The amount charged in 2021 was $8,322.

Compensated Absences

Employees of the Company are entitled to paid vacation and paid sick days, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when those amounts are paid to employees.

Recent Accounting Pronouncement

In February 2016, Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases.* This guidance provides transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For non-public companies, ASU 2016-02 amended by ASU 2020-05 is effective for calendar year-end 2022. Management is currently evaluating the impact that adoption of the standard will have on the Company's financial statements.

NOTE 2:   INVENTORIES

Inventories consist of the following as of December 31, 2021:

Raw Materials	$	179,955
Finished Goods		-
	$	179,955

NOTE 3:   PROPERTY AND EQUIPMENT, NET

Property and Equipment consists of the following as of December 31, 2021:

	Life in Years		
Machinery and Equipment	7	$	1,510,758
Computers and Software	3-5		15,857
Furniture and Fixtures	7		2,240
			1,528,855
Less: Accumulated Depreciation			(1,521,947)
		$	6,908

For the year ended December 31, 2021, depreciation expense was $2,524.

NOTE 4:   INTANGIBLES, NET

Intangible assets consist of the following as of December 31, 2021:

	Life in Years		
Patents	15	$	231,201
Less: Accumulated Amortization			(79,671)
		$	151,530

For the year ended December 31, 2021 amortization expense was $15,413.

NOTE 5:   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2021, consists of:

Accounts Payable	$	5,020
Accrued Expenses		11,495
	$	16,515

NOTE 6:   NOTES PAYABLE

As of December 31, 2021, the Company has notes payable to two separate entities, totaling $1,866,016. These notes are secured by all the assets of the Company and bear interest at rates ranging from 0% to 10% annually. These notes are subject to certain financial covenants. As of December 31, 2021, the Company is not in compliance with the financial covenants.

NOTE 7:   NOTE PAYABLE, SHAREHOLDER

On December 31, 2021, the Company executed a $580,000 note with majority stockholder. The note is unsecured, due on demand, and bears an interest rate of 1.6% per year, accrued interest is payable annually.

NOTE 8:   LEASE

The Company has an agreement to lease office space under a month-to-month operating lease. The lease requires payment of a base rental rate of $5,000 plus an additional amount determined annually for common area maintenance and improvements. For the year ended December 31, 2021, rental expense pertaining to the operating lease was $60,000.

NOTE 9:   CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to credit risk consist primarily of cash, account receivable, accounts payable, and accrued expenses.

The Company maintains cash balances at several financial institutions. The accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. In the normal course of business, the Company may have deposits that exceed the insured limits. The Company has not experienced any losses to date as a result of this policy.

NOTE 10:   CONTINGENCY

On March 11, 2020, the World Health Organization declared a global pandemic known as the Novel Coronavirus Disease (COVID-19). As a result, global efforts to contain the spread of COVID-19 have significantly impacted many businesses and the economy. While the situation is evolving rapidly, and the full impact is not yet known, the disruption caused by the Coronavirus is affecting business and consumer activities worldwide - including disruption to major financial markets, supply chains, interruption of production, limited personnel, facility and store closures, and decreased demand from both business customers and consumers. As of December 31, 2021, the Company's management continues to assess the impact on its operations, but currently the ultimate effects of COVID-19 are unknown.

NOTE 11:   INCOME TAXES

The Company has a deferred tax benefit of $497,341 as of December 31, 2021. However, due to the Company's inability to generate revenue and operating at start-up stage of the business cycle. Management has determined that a full valuation allowance is appropriate. Therefore, there is no current or deferred provision for the year ended December 31, 2021.

The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or another taxing jurisdiction.

GAAP also requires the disclosure of the accounting policy regarding interest and penalties assessed by the IRS. The Company's policy is to expense these items when they are assessed. The Company had no such expenses for the year ended December 31, 2021.

NOTE 12:   FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivables, account payable, and accrued expenses approximate their respective fair values due to the short maturities of those items. The carrying values of notes payable approximate their fair value based upon the Company's current borrowing rate of interest with similar terms and average maturities.

NOTE 13:   PAYCHECK PROTECTION PROGRAM

On January 25, 2021, the Company received loan proceeds of $64,907 from a second draw under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides loans to qualifying businesses for amounts up to 2.5 times of computed "average monthly payroll costs." The PPP loan is evidenced by a promissory note dated January 25, 2021, which contains customary events of default relating to, among other things, payment defaults and breaches of representation and warranties. The PPP loan may be prepaid by the Company at any time with no prepayment penalties. On September 10, 2021, the Company received a letter from their lender that the U.S. Small Business Administration ("SBA") has approved the forgiveness of the PPP loan and has paid the lender the full amount due. As a result, the Company has recognized the PPP loan forgiveness of $64,907 as Other Income in the Statement of Operations for the year ended December 31, 2021.

NOTE 14:   COMMON STOCK

On March 1, 2021, with the consent of the Company's stockholders, the Company was authorized to issue a total of 100,000 shares of common stock as follows:

	Shares	Par Value
Class A Common Stock	20,000	$0.001
Class B Common Stock	70,000	$0.001
Class C Non-Voting Common Stock	10,000	$0.001

On March 15, 2021, the Company amended its articles of incorporation to change the composition of the 100,000 shares of common stock by authorizing the issuance of the following shares:

	Shares	Par Value
Class A Common Stock	21,000	$0.001
Class B Common Stock	70,000	$0.001
Class C Non-Voting Common Stock	9,000	$0.001

The following schedule summarizes the changes in number of shares of capital stock as of December 31, 2021:

	Class A Common Stock	Class B Common Stock	Common Stock
Balance, December 31, 2020	-	-	100
Sale of Stock	2,188	-	-
Exchange	-	70,000	(100)
Balance, December 31, 2021	2,188	70,000	-

NOTE 15:   GOING CONCERN

The accompanying financial statements have been prepared under the presumption that the Company will continue as a going concern. The Company has incurred negative cash flows from operations of $794,379 and a net loss from operations of $669,621 for the year ended December 31, 2021, and has an accumulated deficit of $8,697,531 as of December 31, 2021. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans for the Company include completion of marketable prototypes, aggressive marketing of its products, improving manufacturing capability, and raising additional capital possibly through the sale of additional common shares. These financial statements do not reflect any adjustments that may become necessary should the Company be unable to continue as a going concern.

NOTE 16:   EMPLOYEE RETENTION CREDIT

During the year, the Company was entitled to a credit against federal payroll taxes related to the passage of the Consolidated Appropriations Act ("CAA") and CARES Act in response to the COVID-19 crisis. Under the CAA and CARES Act, the Company qualifies for an Employee Retention Credit. The Employee Retention Credit is a fully refundable tax credit for employers equal to 50 percent of 2020 and 70 percent of 2021 qualified wages; respectively, (including allocable qualified health plan expenses) that Eligible Employers pay their employees. This Employee Retention Credit applies to qualified wages paid after March 12, 2020, and before October 1, 2021. The maximum amount of 2020 qualified wages taken into account with respect to each employee is $10,000, so that the maximum credit for an Eligible Employer for qualified wages paid to each qualified employee is $5,000 for 2020. The maximum amount of 2021 qualified wages taken into account with respect to each employee for each calendar quarter is $10,000, so that the maximum credit for an Eligible Employer for qualified wages paid to qualified employee is $21,000 for 2021. The Company recorded a total benefit of $22,344 to Other Income in the Statement of Operations for the year ended December 31, 2021, and $22,344 in the Balance Sheet as Employee Retention Credit Receivable.

NOTE 17:   SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through March 31, 2021 the date the financial statements were available to be issued, and has determined that no such events require adjustment to, or disclosure in, the accompanying financial statements.

RG RESOURCE TECHNOLOGIES, INC.
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2021

	AMOUNT
Bank Charges	$ 4,661
Depreciation and Amortization	17,937
Dues and Subscriptions	3,406
Education	199
Freight	5,763
Insurance	9,001
Maintenance	2,728
Meals and Entertainment	245
Office	39,832
Office Salaries	323,660
Postage and Delivery	8,780
Professional Fees	194,124
Rent	60,000
Research and Development	8,322
Taxes and Licenses	7,750
Telephone	5,315
Travel	1,981
Utilities	17,371
	$ 711,075